Filed by Analog Devices, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed to be filed pursuant to Rule 14a-12

under the Securities Exchange Act

Subject Company: Linear Technology Corporation

Filer’s SEC File No.: 001-7819

Date: July 27, 2016

ADI AND LINEAR TOGETHER

The Global High-Performance Analog Industry Leader

July 26, 2016

Our Growth Strategy

DOMAINS INTELLIGENCE SYSTEMS

INFORMATION PROCESSING & DIGITAL ALGORITHMS ANALYTICS SECURITY

STACK CONNECTIVITY DOMAIN

TO

THE

ANALOG

UP

FROM ANALOG CONVERTERS AMPLIFIERS RF SENSORS

DOMAIN

BUILD THE BASE

PROVIDING COMPLETE SOLUTIONS ACROSS THE VALUE CHAIN

Why Linear Technology?

Highlights

- Builds the Base
  - ✓ Premier power management analog company - with leading positions in attractive power management and amplifier markets
  - ✓ Focused on attractive, long life cycle applications, with industrial, automotive, and communications infrastructure accounting for ~90% of total revenue
  - ✓ Broad range of growth drivers, including micro modules, battery management solutions for HEVs, software configurable power management, energy harvesting, and wireless networks
- Allows us to meet all of our customers' analog needs and sets the stage for offering more complete solutions in the future
- Good fit:
  - ✓ Engineering-centric culture that values excellence
  - ✓ Targets hard to solve, high-value problems with large portion of design wins sole-sourced

FY15 Revenue
$1.5 Billion

End-Markets


PC / Consumer 12%
Infrastructure 18%
Automotive 20%
Industrial 50%

Technologies


Converters 11%
Interface 15%
Amplifiers 15%
Power Management 58%

Geographies


APAC 16%
Japan 17%
EMEA 26%
Americas 41%

35 year track record of providing highly-differentiated, high-performance analog solutions

ANALOG DEVICES
AHEAD OF WHAT'S POSSIBLE™

2

Complementary Capabilities Across the Highest-Value Applications

Core Strength ADI Linear

Industrial Infrastructure Automotive Consumer

Aerospace & Active &

LTE and 5G Portable Devices Defense Predictive Safety

Macro & Small

Instrumentation Infotainment Prosumer A/V Cell Base Station

Powertrain & Healthcare Optical Battery Mgmt.

Factory

Wired Networking Automation

Algorithms / Power/Energy Wireless IoT Sensor MCU

Software Harvesting Communications

Combined Company will be a High-Performance Analog Industry Leader

Industry Rank #1

Linear

#2

#2

Rev enue

ADI

Combined #1

#2

Converter Power Management Amplifiers Interface RF / Microwave

Broad and Highly Complementary Portfolio of Leading Long Lifecycle, High-Value Products

Data based on Gartner reports and company estimates

What Linear Means for ADI’s Business

Industrial and ~50% of Linear’s business is in industrial markets

Healthcare Long lived products, mid 70s GMs

Automotive growing at double digit rates due to strength of battery management

Communications solutions and HEV market growth and Automotive

Additional strength in networking

World-class supply chain

Manufacturing

Excellence in product quality

Customer-centric, sophisticated FAE capability

Sales

Significant sales focus on small and medium-sized accounts

Linear owns Dust Networks, a mesh network provider for industrial applications

IoT

Focus in power business on energy harvesting

For employees, increased technology scale provides opportunities for greater levels of innovation and professional growth

Looking Ahead to a Combined Company

The combined company will use the name ADI, Inc. and continue to trade on the NASDAQ under the symbol ADI

Headquarters will remain in Norwood, MA

— Linear’s HQ in Milpitas will become our Silicon Valley Center of Excellence

Vince Roche will be President and CEO with a leadership team with representation from both companies

Maintain Linear Technology high performance power management brand

But What about Synergies?

Primary goal of transaction is innovation and growth acceleration

But areas of overlap and duplication across the combined enterprise need to be addressed

— We expect $150M in run rate synergies by the end of FY2018 as we minimize corporate overlap across the combined company, benefit from increased purchase power, and target some COGS and supply chain efficiencies.

Our guiding principle will be to maximize our ability to successfully develop innovative products, deliver them to market, and fully support our customers

We will gain a clearer understanding of this issue as we work through the integration process and will communicate updates as soon as we have additional information

What Happens Next?

ADI and Linear will continue to operate as independent companies until close (expected in 1H CY2017)

Until then, it’s business as usual – stay focused on continuing to deliver best-in-class products and services to our customers

Information about the transaction is available on the company intranet and transaction website

We will keep you informed of important developments as we make progress toward the close

Q&A

Back-up Slides

Transaction Highlights

Transaction

~$14.8 billion (combination of cash and ADI shares)

Consideration

Vince Roche, President & CEO

Dave Zinsner, SVP & CFO

Leadership

Anticipate a combined company leadership team with strong representation from both companies

Combined company’s headquarters will be in Norwood, MA

Locations

Linear Technology’s Milpitas, CA campus will serve as a Silicon Valley center of excellence

Approval by Linear Technology shareholders required

Approval Process

Subject to regulatory clearance and other customary closing conditions

& Expected Closing

Estimated deal close in first half of calendar year 2017

Enterprise value of $30 billion

Projected annual revenue of $5 billion

Combined #1 or #2 company across every segment of analog core technology: converters, signal Company Stats conditioning, RF and microwave, power and sensors

Total addressable market expanded from $8 billion to $14 billion

More than 80% of sales from Industrial, Automotive and Infrastructure markets

Compelling Combination

Creates the Global High-Performance Analog Industry Leader

Combination creates the global high-performance analog industry leader across data converters, power management, amplifiers, interface, and RF and microwave products

Highly Complementary Businesses

Highly complementary product portfolios create the industry's most comprehensive suite of high-performance analog offerings and expand ADI's TAM to $14 billion from $8 billion

Leading Positions

Combined company will be a top 2 market share leader across all major high-performance analog product categories

Accelerates Innovation and Revenue Growth Opportunities in Attractive Markets

Unique combination of engineering excellence and domain expertise accelerates innovation and revenue growth opportunities in the industrial, automotive, and communications infrastructure markets

Best-in-Class Financial Model

Value of innovation and engineering excellence reflected in best-in-class financial model, non-GAAP margins, and free cash flow

Accretive to non-GAAP EPS and Free Cash Flow

Expected to be immediately accretive to non-GAAP EPS and FCF

$150 million expected annualized run-rate synergies within 18 months post close

12

ANALOG DEVICES
AHEAD OF WHAT'S POSSIBLE™

Strong Strategic Fit Creates Premier Analog Innovation Partner

Analog industry is transforming to Leading Technologies meet growing customer need for system-level solutions

Converters Power RF / Microwave High Performance MEMS &

Analog Devices becomes the leading Linear Sensors system-level solutions provider at the intersection of the physical and digital Primary Target Markets worlds

Industrial Automotive Comms Infrastructure

Analog Devices and Linear

Technology’s complementary product portfolios create premier analog customer innovation partner across key target markets to drive innovation and revenue growth

Combined Company Uniquely Positioned to Drive New Era of Analog Growth

Forward Looking Statements

This communication contains forward-looking statements, which address a variety of subjects including, for example, the expected timetable for closing of the transaction between Analog Devices, Inc. (“Analog Devices”) and Linear Technology Corporation (“Linear Technology”), goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, expected benefits and synergies of the transaction, Analog Devices’ expected product offerings, product development, marketing position and technical advances resulting from the transaction. Statements that are not historical facts, including statements about our beliefs, plans and expectations, are forward-looking statements. Such statements are based on our current expectations and are subject to a number of factors and uncertainties, which could cause actual results to differ materially from those described in the forward-looking statements. The following important factors and uncertainties, among others, could cause actual results to differ materially from those described in these forward-looking statements: the ability to satisfy the conditions to closing of the proposed transaction, on the expected timing or at all; the ability to obtain required regulatory approvals for the proposed transaction, on the expected timing or at all, including the potential for regulatory authorities to require divestitures in connection with the proposed transaction; the occurrence of any event that could give rise to the termination of the merger agreement; the risk of stockholder litigation relating to the proposed transaction, including resulting expense or delay; higher than expected or unexpected costs associated with or relating to the transaction; the risk that expected benefits, synergies and growth prospects of the transaction may not be achieved in a timely manner, or at all; the risk that Linear Technology’s business may not be successfully integrated with Analog Devices’ following the closing; the risk that Analog Devices and Linear Technology will be unable to retain and hire key personnel; and the risk that disruption from the transaction may adversely affect Linear Technology’s or Analog Devices’ business and relationships with their customers, suppliers or employees. For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to both Analog Devices’ and Linear Technology’s filings with the Securities and Exchange Commission (“SEC”), including the risk factors contained in each of Analog Devices’ and Linear Technology’s most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K. Forward-looking statements represent management’s current expectations and are inherently uncertain. Except as required by law, we do not undertake any obligation to update forward-looking statements made by us to reflect subsequent events or circumstances.

Important Additional Information Will Be Filed With The SEC

In connection with the proposed transaction, Analog Devices and Linear Technology intend to file relevant information with the SEC, including a registration statement of Analog Devices on Form S-4 (the “registration statement”) that will include a prospectus of Analog Devices and a proxy statement of Linear Technology (the “proxy statement/prospectus”). INVESTORS AND SECURITY HOLDERS OF LINEAR TECHNOLOGY ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ANALOG DEVICES, LINEAR TECHNOLOGY AND THE PROPOSED TRANSACTION. A definitive proxy statement/prospectus will be sent to Linear

Technology’s shareholders. The registration statement, proxy statement/prospectus and other documents filed by Analog Devices with the SEC may be obtained free of charge at Analog Devices’ website at www.analog.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Analog Devices by requesting them by mail at Analog Devices, Inc., One Technology Way, P.O. Box 9106, Norwood, MA 02062-9106, Attention: Investor Relations, or by telephone at (781) 461-3282. The documents filed by Linear Technology with the SEC may be obtained free of charge at Linear Technology’s website at www.linear.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Linear Technology by requesting them by mail at Linear Technology Corporation, 1630 McCarthy Blvd., Milpitas, CA, 95035-7417, Attention: Investor Relations, or by telephone at (408) 432-2407.

Participants in the Solicitation

Linear Technology, Analog Devices and certain of their directors, executive officers and employees may be deemed participants in the solicitation of proxies from Linear Technology shareholders in connection with the proposed transaction. Information regarding the persons who may be deemed to be participants in the solicitation of Linear Technology shareholders in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Analog Devices and their ownership of Analog Devices’ common stock is set forth in the definitive proxy statement for the Analog Devices’ 2016 annual meeting of shareholders, as previously filed with the SEC on January 28, 2016. Information about the directors and executive officers of Linear Technology and their ownership of Linear Technology common stock is set forth in the definitive proxy statement for Linear Technology’s 2015 annual meeting of shareholders, as previously filed with the SEC on September 17, 2015. Free copies of these documents may be obtained as described in the paragraphs above.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.